INVEST IN **PHORMED**

Cell Repair Technology To Treat Diseases


PhorMed

phormed.com Los Angeles CA

Featured Investors

Investors include

Edward Pan | Friends and Family | StartEngine | Angel Investor



Edward Pan

Syndicate Lead

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I invested in PhorMed because, being in the medical field myself, I believe the technology to be exciting and groundbreaking. The drug being developed has great potential to help save lives while increasing the quality of life to many who do not currently have treatment options.

I also like that the company's technology was fast tracked by the FDA. Seems the company has provided ample clinical support for the FDA to help move trials forward in a more rapid pace which is also a huge overall cost savings to the company

Invested $10,000 this round & $10,000 previously

Frie

Highlights

1. Raised over $3.5 million and gained more than 4,100 total shareholders, and 8,800+ followers
2. Clinical Results: 83% AML efficacy; 90% WBC increase; and decrease inflammation in lungs and brain.
3. Research team has over 460 peer reviewed publications
4. 5 Granted and 1 Pending Patents
5. Research team has 226+ years total research experience

Our Team



Ben Chang CEO/Director

Mr. Chang has over 30 years of pharmaceutical and executive level experience. Mr.Chang also has experience in international banking, venture capital, M&A, finance, go-public transactions and organizational design and operations. He holds 2 patents.



Prof. Richard L. Chang Inventor/CSO

Dr. Chang has authored 124 peer-reviewed journal publications; has filed 9 patents for the treatment of cancer, inflammation, hematology, and neurological disorders; and has presented over 150 scientific abstracts.



Carole A. Salvador, Psy.D Secretary/Treasurer/HR Director

Dr. Salvador is founder of Affiliates in Psychology and Education with over 34 years of experience. She was a principal at Cogent Resources and worked in Biochemistry research at Cornell Medical School and Pharmacology research at Burroughs Welcome.



Sean M. O'Connell, Ph.D CCO

Mr. O'Connell has over 30 years of experience as Director, Medical Director, COO, CMO, Medical Director, Clinical Research Manager, and VP & SVP of Medical Affaires. He has 26 peer reviewed publications and 38 abstracts.

Cell Repair Technology To Treat Diseases

PhorMed is at the forefront of biotechnology innovation with our flagship pharmaceutical agent, designated as RP-323. This therapeutic compound has the capacity to rejuvenate damaged cells, facilitating natural recovery mechanisms within the body.

Our focus encompasses an array of medical conditions, including but not limited to, Acute Myeloid Leukemia (AML), Hodgkin's Lymphoma (Hodgkin's), Acute Respiratory Distress Syndrome (ARDS), and Parkinson's disease (Parkinson's).



Current Pipeline, Future Potential
Clinical Programs
Discovery
Pre-Clinical
Phase 1
Phase 2
Phase 3
Acute Myeloid Leukemia (AML)
Hodgkin's Lymphoma (HL)
Acute Respiratory Distress Syndrome (ARDS)
Parkinson's Disease (PD)

Investing in RP-323 presents a unique opportunity to be an industry leader, targeting gaps in the current treatment landscape. The compound is in advanced phases of development for AML and Hodgkin's, with ongoing protocol reviews with Clinical Research Organizations (CROs) and Emory University's Winship Cancer Institute. For AML, the FDA has already conferred *Fast Track* designation, expediting the clinical process reducing the time and cost it takes to run clinal trials. We expect these savings for Hodgkin's and our other indications.

Additionally, preclinical studies are advancing for Parkinson's disease and will soon be moving forward into Phase II for ARDS. ***(The company is not required to conduct Phase I for ARDS because PR-323 has already been proven to be safe, and that goes for future indications moving out of discovery stages.)*** PhorMed is positioned to leverage its research into potentially groundbreaking therapies for these conditions.

Combined, the total treatment market for four of our drug's potential uses could reach approximately USD $24 billion by 2030.



Phase & Action Roadmap


Parkinson's Disease (PD)
Phase:
Pre-clinical
Action:
Complete the pre-clinical study I
Acute Respiratory Distress Syndrome (ARDS)
Phase:
Apply for Phase II human trials
Action:
Prepare FDA application, Investigator's Brochure, and Phase II protocols
Hodgkin's Lymphoma (HL)
Phase:
Phase I/II with Winship Cancer Institute
Action:
Submit to FDA
Acute Myeloid Leukemia (AML)
Phase:
Phase I/II with Winship Cancer Institute
Action:
Send protocol to Winship's IRB and start patient enrollment

Lung, Cancer, Neurological Diseases are all Inflammatory Disorders


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12-O-tetradecanoylphorbol-13-acetate

Breakthrough in Anti-Inflammatory Treatment

RP-323, also known chemically as 12-O-tetradecanoylphorbol-13-acetate or TPA, has long been used in research settings to induce inflammation when applied topically, inhaled, or ingested.

However, in a pivotal breakthrough, PhorMed discovered that administering RP-323 via IV infusion actually produces the opposite effect—**it effectively reduces inflammation.** This has been proven in studies on lung diseases like ARDS, as well as neurological conditions where a reduction in swelling in the brain can be seen.

RP-323 functions through complex mechanisms, including increased white blood cell counts, cellular differentiation, and facilitating the natural process of cellular self-cleanup, commonly known as apoptosis.

How It Works

Mechanisms of Action

Multi-Targeted Therapy

Applications

- **AML** (Acute Myeloid Leukemia)
- **HL** (Hodgkin's Lymphoma)
- **PD** (Parkinson's disease)
- **ARDS** (Acute Respiratory Distress Syndrome)

Mechanisms

Differentiation
Repairs and restores damaged cells

Anti-Inflammation
Clinically proven to lover inflammatory markers

Cytokine Induction
Clears pathways to combat inflammation

Aquaporin Induction
Regulates water channels to reduce swelling

Stem Cell Signaling
Hinders cancer growth and boosts immune response

Apoptosis
Triggers cell death to kill or shrink tumors

These multifaceted mechanisms of action exhibited by RP-323 highlight its adaptability and wide-ranging therapeutic potential. Such diverse functionalities present a significant opportunity for the extension of RP-323 into additional therapeutic areas beyond its current applications.

Leveraging RP-323 for Precision Medicine

In the context of all our indications, RP-323 activates Protein Kinase C (PKC), a key player in cell functions like turning stem cells into white blood cells, causing cancer cells to self-destruct, and boosting the immune response, giving us a more

specific way to control these important cell functions.

Oncology

Acute Myeloid Leukemia (AML)

Pipeline Status	Affected Globally	Market Size	CAGR
Phase 2	16.3 Million Between 1990-2019	$2.5 Billion USD by 2030	10.62% Forecast Period: 2022-2030

In a U.S.-based safety study involving 35 patients, the drug RP-323 was tested for its effectiveness in treating Acute Myeloid Leukemia. The study showed that higher levels of RP-323 were generally more effective in killing leukemia cells. Although the low doses of RP-323 increased protein kinase, the higher doses had a stronger killing effect on cancer cells.These findings suggest that giving larger doses of RP-323 could lead to better results in treating AML.

This aligns with a separate study in China that reported an 83% effectiveness rate, prompting the U.S. Food and Drug Administration (FDA) to fast-track further studies. Based on these results, the Cancer Institute of New Jersey completed a 35-patient Phase I study and concluded that RP-323 is safe for human treatment.

Mechanisms of Action

Differentiation

RP-323 facilitates the maturation of immature blood cells into functional white blood cells. This is crucial in AML, where immature blood cells proliferate uncontrollably.

Apoptosis

RP-323 can aid in signaling cancer cells to self-destruct, thereby reducing the size of tumors. It activates an enzyme called Protein Kinase C (PKC), increasing the levels of specific molecules, such as ceramide and Nur77.

Stem Cell Signaling

RP-323 has the ability to directly inhibit the signaling pathways in AML stem cells, which are often resistant to standard treatments.

Cytokine Induction

RP-323 stimulates the production of cytokines, small proteins that boost the immune system's response against cancer cells.

Oncology

Hodgkin's Lymphoma (HL)

Pipeline Status	Affected Globally	Market Size	CAGR
Phase 2	83,087 Reported in 2020	$10.83 Billion USD by 2030	6.4% Forecast Period: 2022-2030

RP-323 has shown its ability to influence a wide range of cell activities that may help address cancers like Hodgkin's Lymphoma. When RP-323 activates protein kinase C (PKC) it influences other related signaling pathways, like MAPK, that are crucial for cellular activities. Such activities affected by RP-323 include how cells grow, develop, survive, and function. This versatility suggests that the drug could be used to control various cellular actions, including those that contribute to the growth and treatment of cancer.

In a Phase I study, a patient who hadn't responded well to high-dose chemotherapy showed significant improvement after RP-323 treatment. Results showed, following the introduction of RP-323, a tumor mass in the patient's chest shrank by 2cm. This success is driving researchers to investigate how RP-323 can help treat people with Hodgkin's.

Mechanisms of Action

Differentiation

RP-323 helps immature blood cells develop into more specialized, functional types. It activates certain genes via a NF-Kappa B molecule, which in turn helps these immature cells become more specialized and functional.

Apoptosis

RP-323 can aid in signaling cancer cells to self-destruct, thereby reducing the size of tumors. It activates an enzyme called Protein Kinase C (PKC), increasing the levels of specific molecules, such as ceramide and Nur77.

Cytokine Induction

RP-323 stimulates the production of cytokines, small proteins that boost the immune system's response against cancer cells.

Lung

Acute Respiratory Distress Syndrome (ARDS)

Pipeline Status	Affected Globally	Market Size	CAGR
Phase 2	2 Million Reported in 2020	$4.7 Billion USD by 2028	5.65% Forecast Period: 2022-2028

RP-323 effectively combats Acute Respiratory Distress Syndrome by substantially reducing inflammation in the lungs, according to pre-clinical studies. The drug operates by inhibiting a surge of "pro-inflammatory cytokines," molecules that are often responsible for the harmful inflammation seen in severe ARDS cases. Various infections such as the flu, COVID-19, and pneumonia can trigger this cytokine surge, commonly referred to as "cytokine storm syndrome", a key factor in intensifying the severity of ARDS.

By controlling this cytokine storm, RP-323 offers significant anti-inflammatory benefits and limits lung damage. The company plans to further validate these findings with Phase 2 Clinical Trials.

Mechanisms of Action

Anti-Inflammatory Action

RP-323 reduces inflammation by regulating cytokine production, specifically targeting pro-inflammatory cytokines like IL-1, IL-2, IL-9, and IL-10, which can trigger a harmful "cytokine storm" in ARDS.

Cytokine Induction

RP-323 not only counteracts pro-inflammatory cytokines but also stimulates the production of anti-inflammatory cytokines. This balanced cytokine profile aims to restore a healthy immune response and promote tissue repair.

Apoptosis

RP-323 promotes apoptosis, the natural process of programmed cell death, to eliminate hyperactive immune cells contributing to inflammation and tissue damage in ARDS. This selective approach minimizes collateral tissue damage.

Neuroscience

Parkinson's Disease (PD)

Pipeline Status	Affected Globally	Market Size	CAGR
Pre-Clinical	10 Million Estimated with PD	$6.705 Billion USD by 2030	11.5% Forecast Period: 2022-2030

PhorMed is exploring RP-323 as a potential treatment for Parkinson's disease, a condition thought to be heavily influenced by inflammation. The compound has shown promise in reducing inflammation by specifically targeting proteins like cytokines and aquaporin that are likely associated with the onset of Parkinson's.

For example, one of RP-323's mechanisms of action has been shown to decrease brain swelling by 70%, likely by down regulating aquaporin 3. This could have applications in treating both motor and non-motor symptoms of Parkinson's.

Theoretical Mechanisms of Action

Anti-Inflammation

RP-323 potentially reduces brain inflammation, protecting dopamine-producing neurons vital in PD.

Cytokine Induction

RP-323 modulates cytokine signaling to regulate the brain's immune responses, possibly preventing 'sick' cells implicated in PD.

PKC Activation for Differentiation and Pro-survival

RP-323 activates PKC, clearing signaling pathway blockages in 'sick' cells and aiding neuron survival and dopamine production.

Broad Clinical Success

Proven Multi-Ailment Efficacy

- In China, a trial with 12 patients suffering from AML *achieved an 83% efficacy rate*. Based on these strong results and additional safety data, the FDA quickly approved a Phase I safety study in the U.S. This study was successfully completed with 35 patients, and a combined Phase I/II study is

Pipeline Status	Affected Globally	Market Size	CAGR

Pre-Clinical	10 Million	$6.705 Billion	11.5%
	Estimated with PD	USD by 2030	Forecast Period: 2022-2030

PhorMed is exploring RP-323 as a potential treatment for Parkinson's disease, a condition thought to be heavily influenced by inflammation. The compound has shown promise in reducing inflammation by specifically targeting proteins like cytokines and aquaporin that are likely associated with the onset of Parkinson's.

For example, one of RP-323's mechanisms of action has been shown to decrease brain swelling by 70%, likely by down regulating aquaporin 3. This could have applications in treating both motor and non-motor symptoms of Parkinson's.

Theoretical Mechanisms of Action

Anti-Inflammation

RP-323 potentially reduces brain inflammation, protecting dopamine-producing neurons vital in PD.

Cytokine Induction

RP-323 modulates cytokine signaling to regulate the brain's immune responses, possibly preventing 'sick' cells implicated in PD.

PKC Activation for Differentiation and Pro-survival

RP-323 activates PKC, clearing signaling pathway blockages in 'sick' cells and aiding neuron survival and dopamine production.'

Broad Clinical Success

Proven Multi-Ailment Efficacy

- In China, a trial with 12 patients suffering from AML *achieved an 83% efficacy rate*. Based on these strong results and additional safety data, the FDA quickly approved a Phase I safety study in the U.S. This study was successfully completed with 35 patients, and a combined Phase I/II study is



Safety And Efficacy

Backed By Diverse Human Trials

Research has shown that the drug RP-323 is safe and could be a good candidate for more detailed human studies. This conclusion is based on thorough pre-clinical tests that examined how the drug is absorbed and processed in the body, as well as its long-term effects.

A study in China on patients with Acute Myeloid Leukemia (AML) showed that RP-323 was effective and had short-lasting & non-life-threatening side effects. Another study in China and one in the United States further supported RP-323's safety and effectiveness, including its ability to improve white blood cell counts and be administered at different doses with success.

Clinical Sites

The Research Continues

PhorMed has solidified a collaboration with two high-caliber clinical sites for upcoming trials: Winship Cancer Center at Emory University and Emory University School of Medicine in Atlanta, Georgia. Both sites are renowned for their medical research capabilities and have already been actively engaged with PhorMed to finalize collaborative agreements. Plans are well underway for the commencement of clinical trials and patient enrollment in targeted therapeutic areas. They have diligently reviewed our protocols, and actions are ongoing for deeper collaboration.


EMORY
WINSHIP
CANCER
INSTITUTE


EMORY
UNIVERSITY
SCHOOL OF
MEDICINE



Safety And Efficacy

Backed By Diverse Human Trials

Research has shown that the drug RP-323 is safe and could be a good candidate for more detailed human studies. This conclusion is based on thorough pre-clinical



tests that examined how the drug is absorbed and processed in the body, as well as its long-term effects.

A study in China on patients with Acute Myeloid Leukemia (AML) showed that RP-323 was effective and had short-lasting & non-life-threatening side effects. Another study in China and one in the United States further supported RP-323's safety and effectiveness, including its ability to improve white blood cell counts and be administered at different doses with success.

Clinical Sites

The Research Continues

PhorMed has solidified a collaboration with two high-caliber clinical sites for upcoming trials: Winship Cancer Center at Emory University and Emory University School of Medicine in Atlanta, Georgia. Both sites are renowned for their medical research capabilities and have already been actively engaged with PhorMed to finalize collaborative agreements. Plans are well underway for the commencement of clinical trials and patient enrollment in targeted therapeutic areas. They have diligently reviewed our protocols, and actions are ongoing for deeper collaboration.


EMORY
WINSHIP
CANCER
INSTITUTE


EMORY

PhorMed's competitive edge lies in targeting conditions that currently lack effective first-line or targeted therapies. AML and Hodgkin's are mainly treated with severe, invasive methods like radiation and chemotherapy, which often come with debilitating side effects.

Similarly, for ARDS and Parkinson's, there are limited or no disease-altering or targeted antiviral treatments available. This establishes a compelling market need and sets up RP-323 as a potentially disruptive solution.

Comparing To Other Company Benchmarks

Company Name	Drugs Under Development	Market Capitalization
Praxis Precision Medicines (PRAX)	2 Drugs in Phase II	$133 Million
Sutro Biopharma (STRO)	2 Drugs in Phase II	$275 Million
Pharvaris (PHVS)	2 Drugs in Phase II	$550 Million
PhorMed	3 Drugs in Phase II	$52 Million


Fund Allocation
10% Direct Costs
44% Clinical Operations
36% Overhead
10% Contingency

Optimizing $5 Million Raise to Fast-Track Clinical Trials

The capital raised in this investment round is key to accelerating our market entry and maximizing our impact on the healthcare landscape. Here's a snapshot of the clinical milestones PhorMed aims to accomplish with your investment:

- Complete Phase II FDA applications for both ARDS and HL.
- Submit applications and protocols to FDA and Winships's Internal Review Board (IRB) for patient enrollment in HL Phase I/II study and ARDS Phase II study.
- Successfully complete the Phase II study in ARDS or HL.

A Note From the CEO

Dynamic Duo in Science & Business

In a tale that echoes the quintessential American Dream, my father and I represent two halves of a pioneering whole. My father, a distinguished scientist, professor, and former director of Biochemical Pharmacology Research at Rutgers University, has



dedicated three decades to the molecular intricacies of RP-323. His foundational discovery, patented in 2001, was the molecule's potential for intravenous application in humans. It wasn't until 2013 that I had the golden opportunity to bring RP-323 to the world alongside him. It's like we're made to work well together: his brain is built for science, and mine is wired to make business deals. Together, we embody an alliance where each complements the other's strengths and weaknesses.



With shared purpose and distinct skills, we aim not only to fulfill the promise of RP-323 but also to expand its applications into new research avenues. These include receiving a patent in 2019 for the Parkinson's disease indication and a patent in 2021 for the Acute Respiratory Distress Syndrome indication. We stand united in a mission that could redefine medical science, encapsulating the spirit of innovation and opportunity that defines America.